Dechert LLP
1900 K Street, NW
Washington, DC  20006-1110
+1  202  261  3300  Main
+1  202  261  3333  Fax
www.dechert.com

April 11, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Edward Bartz

Re:

   Variable Insurance Products Fund V (the “Trust”)

Asset Manager Portfolio	FundsManager 20% Portfolio
Asset Manager: Growth Portfolio	FundsManager 50% Portfolio
Freedom 2005 Portfolio	FundsManager 60% Portfolio
Freedom 2010 Portfolio	FundsManager 70% Portfolio
Freedom 2015 Portfolio	FundsManager 85% Portfolio
Freedom 2020 Portfolio	Government Money Market Portfolio
Freedom 2025 Portfolio	Investment Grade Bond Portfolio
Freedom 2030 Portfolio	Investor Freedom 2005 Portfolio
Freedom 2035 Portfolio	Investor Freedom 2010 Portfolio
Freedom 2040 Portfolio	Investor Freedom 2015 Portfolio
Freedom 2045 Portfolio	Investor Freedom 2020 Portfolio
Freedom 2050 Portfolio	Investor Freedom 2025 Portfolio
Freedom Income Portfolio	Investor Freedom 2030 Portfolio
Freedom Lifetime Income I Portfolio	Investor Freedom Income Portfolio
Freedom Lifetime Income II Portfolio	Strategic Income Portfolio
Freedom Lifetime Income III Portfolio	Target Volatility Portfolio (the “Funds”)

  File Nos. 033-17704 and 811-05361

  Post-Effective Amendment No. 58

Dear Mr. Bartz:

Dechert LLP serves as counsel to the above-referenced Fund in connection with Post-Effective Amendment No. 58 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which accompanies this letter.  In that capacity, I have reviewed a draft of the Amendment, which has been prepared and finalized by Fidelity Management & Research Company (“FMR”).  FMR has represented to me that no material changes have been made to the Amendment between the version reviewed by me and the version being filed electronically.

Pursuant to paragraph (b)(4) of Rule 485, I represent that, to my knowledge, based upon my review of a draft of the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ Megan C. Johnson

Megan C. Johnson